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                                                                 EXHIBIT (a)(18)

PRESS RELEASE




                  Boston, Mass., October 20, 1997 -- GRR Merger Corp., a company formed by Boston Ventures, announced that, based upon a preliminary report from the depositary, it had accepted for payment 8,764,552 shares tendered (including 11,671 shares tendered by guaranteed delivery) pursuant to its tender offer for all outstanding shares of Ground Round Restaurants, Inc. (Nasdaq NMS: GRXR) at a price of $1.65 net to the seller in cash. The tender offer expired at 6:00 p.m., New York City time, on Friday, October 17, 1997.

                  As a result of consummation of the offer, excluding shares tendered by guaranteed delivery, as to which the tendering holders have three NASDAQ National Market trading days to submit certificates for, or to effect book-entry transfer of, such shares, GRR Merger Corp. presently owns 8,764,552 shares of Ground Round common stock, which, together with 554,900 shares owned by its parent, represent approximately 83.4% of the shares currently outstanding.

                  Pursuant to a merger agreement with Ground Round, GRR Merger Corp. will be merged into Ground Round and each issued and outstanding share, (other than shares owned by GRR Merger Corp. or its parent, shares owned by persons who perfect dissenters' rights and shares held in the treasury of Ground Round) will be converted into the right to receive $1.65 in cash.

                  Boston Ventures is a private investment partnership which focuses its investments in the service sector of the economy with an emphasis on the communications, media, and leisure time markets.
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                  Ground Round operates 121 and franchises 41 full-service,
casual dining restaurants in the Northeast, Mid-Atlantic and Midwest regions of the United States.